EXHIBIT 23

FOR IMMEDIATE RELEASE:                                                      NEWS
March 1, 2000                                        Nasdaq National Market/AVRT
                                                            http://www.avert.com


          AVERT, INC. ANNOUNCES 50% INCREASE IN SPECIAL ANNUAL DIVIDEND Shareholders of Record on March 15, 2000 to Receive $.18 Cents Per Common Share

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an Internet based application service provider (ASP) company providing employment background checks to a diverse nationwide customer base, today announced the payment of a special cash dividend of $.18.

During its February meeting, the Avert, Inc. Board of Directors approved the payment of a special cash dividend of $.18 per common share payable on March 24, 2000 to shareholders of record on March 15, 2000. The decision to pay a dividend is based on the Company's 1999 earnings, its strong financial position and consideration for the Company's future strategic plans. The Board's decision reflects its belief that the dividend payment will not have an adverse affect on the Company's ability to pursue its aggressive growth plans.

"A business-to-business Internet company in today's economy is defined as having, a strong technical platform, a high market potential and exceptionally strong growth. Avert exemplifies each of these areas," stated Dean Suposs, President and Chair of Avert, Inc. "Avert's innovative web architecture has been recognized by partners, customers and by CIO Magazine for it's innovative use of technology. The 'employee selection' market potential is easily in excess of several billion dollars, and our percentage of growth climbed every quarter last year. But, here is where Avert surpasses most of the dot-com companies," continues Suposs. "We make money and we pay dividends. Many marvel that this is unusual for a company that conducts more than 80% of its business on the Internet. I am proud to announce this year's dividends. We will continue to focus on the value we deliver to our shareholders; not only through innovative Internet driven ideas, but also through solid company fundamentals!"

Today's announcement marks the highest dividend payment in the Company's history. It represents a 50% increase over the previous dividend payment of $.12 per common share paid in 1999. Including today's dividend payment, Avert has paid three dividends during its status as a public company. Previously, the Company made one other dividend payment in 1998 of $.10 per common share. Decisions regarding future dividend payments will be made based on the Company's financial position and its ability to pursue growth opportunities such as mergers, acquisitions, partners, and other growth channels.

Through  its  headquarters  in  Fort  Collins,   Colorado,  Avert,  inc.  is  an
Internet-based information network company providing employment background checks via remote access to a diverse nationwide customer base.
Visit our headquarters at www.avert.com.


CONTACT:  Kelly Newberg, Avert, Inc. Investor Relations - 800.367.5933






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